UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 2, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Meadow Valley Corp.

File No. 005-48695 - CF#22713

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Meadow Valley Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 13E-3/A filed on October 27, 2008.

Based on representations by Meadow Valley Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit (C)(7)	through October 27, 2013
Exhibit (C)(12)	through November 10, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director